UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*


                                VERENIUM CORP
                   (formerly known as Diversa Corporation)
                               (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    255064107
                                 (CUSIP Number)


                                JEFFREY I. MARTIN
                         C/O RHO CAPITAL PARTNERS, INC.
                        152 WEST 57TH STREET, 23RD FLOOR
                               NEW YORK, NY 10019
                                  212-784-8872
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                October 16, 2009
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:[ ]

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Capital Partners, Inc.

   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
                                   (b)

         N/A

   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         New York


            7.   Sole Voting Power

                 196,835 shares (includes 1,579 Shares under warrants exercisable within the next 60 days)

Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 196,835 shares (includes 1,579 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         196,835 shares (includes 1,579 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.7%


   14.   Type of Reporting Person (See Instructions)

         CO/IA

                                                    CUSIP No.   255064107

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Joshua Ruch


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
                                   (b)
         N/A

   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
         N/A


   6.    Citizenship or Place of Organization

         Republic of South Africa


            7.   Sole Voting Power

                 68,566 shares (includes 4,166 Shares under warrants exercisable within the next 60 days)

Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         358,306 shares (includes 5,788 Shares under warrants
                 exercisable within the next 60 days)
Each
Reporting   9.   Sole Dispositive Power
Person With
                 68,566 shares (includes 4,166 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 358,306 shares (includes 5,788 Shares under warrants exercisable within the next 60 days)


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         426,872 shares (includes 9,954 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         3.6%


   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Habib Kairouz


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
                                   (b)
         N/A

   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A


   6.    Citizenship or Place of Organization

         Canada


            7.   Sole Voting Power

                 0 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         358,306 shares (includes 5,788 Shares under warrants
                 exercisable within the next 60 days)
Each
Reporting   9.   Sole Dispositive Power
Person With
                 0 shares

            10.  Shared Dispositive Power

                 358,306 shares (includes 5,788 Shares under warrants exercisable within the next 60 days)


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         358,306 shares (includes 5,788 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         3.1%


   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Mark Leschly


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)
         N/A                       (a)
                                   (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A


   6.    Citizenship or Place of Organization

         Kingdom of Denmark


            7.   Sole Voting Power

                 14,339 shares (includes 14,339 Shares under options
                 exercisable within the next 60 days)
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         358,306 shares (includes 5,788 Shares under warrants
                 exercisable within the next 60 days)
Each
Reporting   9.   Sole Dispositive Power
Person With
                 14,339 shares (includes 14,339 Shares under options exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 358,306 shares (includes 5,788 Shares under warrants exercisable within the next 60 days)


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         372,645 shares (includes 14,339 Shares under options exercisable within the next 60 days, and 5,788 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         3.2%


   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Management Trust II


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         New York


            7.   Sole Voting Power

                 136,185 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 136,185 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         136,185 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.2%


   14.   Type of Reporting Person (See Instructions)

         OO

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Investment Partners "H" L.P.


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         00


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 58,178 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 58,178 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         58,178 shares



   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         0.5%


   14.   Type of Reporting Person (See Instructions)

         PN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Management Partners, L.P..


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)



   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 64,286 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 64,286 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         64,286 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         0.5%


   14.   Type of Reporting Person (See Instructions)

         CO/IA

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Atlas Capital Corp.


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 64,286 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 64,286 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         64,286 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         0.5%


   14.   Type of Reporting Person (See Instructions)

         CO/IA

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Management Trust I


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         New York


            7.   Sole Voting Power

                 60,578 shares (includes 1,579 Shares under warrants exercisable within the next 60 days)

Number of
Shares      8.   Shared Voting Power

Beneficially     0 shares
Owned by
Each
Reporting   9.   Sole Dispositive Power
Person With
                 60,578 shares (includes 1,579 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 0 shares

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         60,578 shares (includes 1,579 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         0.5%


   14.   Type of Reporting Person (See Instructions)

         OO

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Ventures IV, L.P.


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 27,802 shares (includes 725 Shares under warrants
                 exercisable within the next 60 days)
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 27,802 shares (includes 725 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         27,802 shares (includes 725 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         0.2%


   14.   Type of Reporting Person (See Instructions)

         PN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Ventures IV (QP), L.P.


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 65,457 shares (includes 1,706 Shares under warrants exercisable within the next 60 days)

Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 65,457 shares (includes 1,706 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         65,457 shares (includes 1,706 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         0.6%


   14.   Type of Reporting Person (See Instructions)

         PN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Ventures IV GmbH & Co. Beteiligungs KG


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A


   6.    Citizenship or Place of Organization

         Germany


            7.   Sole Voting Power

                 68,212 shares (includes 1,778 Shares under warrants
                 exercisable within the next 60 days)
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 68,212 shares (includes 1,778 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         68,212 shares (includes 1,778 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.3%


   14.   Type of Reporting Person (See Instructions)

         PN

                                                   CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Management Ventures IV, LLC


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 93,259 shares (includes 2,431 Shares under warrants
                 exercisable within the next 60 days)
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 93,259 shares (includes 2,431 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         93,259 shares (includes 2,431 Shares under warrants exercisable within the next 60 days)



   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         0.8%


   14.   Type of Reporting Person (See Instructions)

         OO

                                                   CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Capital Partners Verwaltungs GmbH


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        N/A


   6.    Citizenship or Place of Organization

         Germany


            7.   Sole Voting Power

                 68,212 shares (includes 1,778 Shares under warrants
                 exercisable within the next 60 days)
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 68,212 shares (includes 1,778 Shares under warrants exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         68,212 shares (includes 1,778 Shares under warrants exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         0.6%


   14.   Type of Reporting Person (See Instructions)

         OO

This Amendment No. 3 to Schedule 13D for Verenium Corporation, a Delaware corporation ("Verenium" or the "Company"), amends a statement on Schedule 13D originally dated March 9, 2007, as amended as of March 23, 2007 and June 27, 2007, with respect to shares of Verenium Common Stock, par value $0.001 per share, beneficially owned by Rho Capital Partners, Inc. ("Rho"), a New York corporation; its controlling shareholders, Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly; and the following affiliated investment vehicles: Rho Management Trust I ("Trust I") and Rho Management Trust II ("Trust II"), each a New York grantor trust; Rho Ventures IV, L.P. ("RV IV LP") and Rho Ventures IV (QP), L.P. ("RV IV QP"), each a Delaware limited partnership, and the general partner of such vehicles, Rho Management Ventures IV, LLC ("RMV"), a Delaware limited liability company; Rho Ventures IV GmbH & Co. Beteiligungs KG, a German limited partnership ("RV IV KG"), and its general partner, Rho Capital Partners Verwaltungs GmbH, a German limited liability company ("RCP Verwaltungs"); Rho Investment Partners "H" L.P. ("RIP H"), a Delaware limited partnership, its general partner Rho Management Partners L.P. ("RMP"), a Delaware limited partnership, and its general partner, Atlas Capital Corp. ("Atlas"), a Delaware corporation (collectively, the "Reporting Persons").

This Amendment is filed to amend Items 5, 6 and 7 of the statement on Schedule 13D as previously filed.

This is the final amendment to this Schedule 13D, and an exit filing for the Reporting Persons.



Item 5.  Interest in Securities of the Issuer

(a)-(b) Amount and Nature of Beneficial Ownership. As the result of ongoing issuances of Common Stock by the Company, and a reverse 1:12 split of its Common Stock effected on September 9, 2009, the Reporting Persons have ceased as of October 16, 2009 to own more than five percent of the 11,715,228 Shares of Verenium Common Stock issued and outstanding on such date, based on Share information provided by the Company. The information for each Reporting Person is provided more particularly as follows:

Rho may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the 196,835 Shares of Verenium Common Stock held of record by Trust I and Trust II, constituting 1.7% of the 11,715,228 Shares of Verenium Common Stock outstanding as of October 16, 2009, based on share information provided by officials of the Company.

Messrs. Ruch, Kairouz and Leschly may be deemed to share investment and voting control over the 358,306 shares of Verenium Common Stock reported hereunder by Trust I, Trust II, RV IV KG, RV IV QP, and RV IV LP. Mr. Ruch may be deemed to exercise, in addition, sole investment and voting control over a further 68,566 Shares by attribution of investment and voting control over the holdings of RIP H, a managed account, a foundation of which Mr. Ruch serves as trustee, and other direct and family holdings. Mr. Leschly directly holds options for Shares exercisable within the next 60 days, for an additional 14,339 Shares of Verenium Common Stock, over which he may be deemed to have sole voting and investment control. Messrs. Ruch, Kairouz and Leschly accordingly may be deemed beneficially to own in the aggregate 3.6%, 3.1% and 3.2%, respectively, of the 11,715,228 issued and outstanding shares of Verenium Common Stock outstanding as of October 16, 2009. Other than the shares of Verenium Common Stock in which they have a pecuniary interest, each of Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported in this statement.

As the general partner of RIP H, RMP may be deemed to exercise sole voting and investment control over the 58,178 Shares held of record by RIP H. RMP exercises sole voting and investment control over an additional 3,993 Shares of Verenium Common Stock held directly, and an additional 2,115 Shares held in a managed account, for an aggregate of 64,286 Shares, constituting 0.5% of the 11,715,228 issued and outstanding shares of Verenium Common Stock outstanding as of October 16, 2009. Atlas, as general partner of RMP, may be deemed to exercise sole voting and investment control with respect to all 64,286 Shares deemed beneficially owned by RMP, also constituting 0.5% of such issued and outstanding Shares.

(c) Recent Transactions. There were no transactions in the Shares by the Reporting Persons in the past 60 days.

(d) Dividends. No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares of Verenium Common Stock covered hereby.

(e) As of the close of business on October 16, 2009, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares. Accordingly, this Amendment is the final amendment to the statement on
Schedule 13D, and is an exit filing for the Reporting Persons.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 5, 2009, in connection with an offering of up to 2,250,000 shares of the Company's Common Stock, and warrants to purchase up to an additional 900,000 shares of the Company's Common Stock (the "Offering"), Joshua Ruch entered into a "lock-up" letter agreement with Lazard Capital Markets LLC by which Ruch agreed, for the period of ninety (90) days following the date of the final prospectus filed by the Company with the Securities and Exchange Commission in connection with the Offering, not to (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any shares of Verenium Common Stock or securities convertible into or exercisable or exchangeable for Verenium Common Stock (including, without limitation, shares of Verenium Common Stock or any such securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act of 1933, as the same may be amended or supplemented from time to time (such shares or securities, the "Beneficially Owned Shares")), (ii) enter into any swap, hedge or other agreement or arrangement that transfers in whole or in part, the economic risk of ownership of any Beneficially Owned Shares or (iii) engage in any short selling of any Beneficially Owned Shares.

The foregoing summary of the terms of the lock-up letter agreement is qualified in its entirety by reference to the full text of such agreement, which is identified in Item 7, is attached hereto as an exhibit, and is incorporated herein by reference.

Except as described or referred to above or as listed at Item 7 and previously filed, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to Be Filed as Exhibits. The following documents are filed as exhibits:

A. Joint Filing Agreement, dated June 26, 2007*

B. Form of Lock-Up Agreement, dated February 12, 2007*

C. Note Offering Lockup Letter, dated March 19, 2007*

D. Lock-Up Agreement, dated October 5, 2009.


_____________________

* Previously filed

                               Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 23, 2009



RHO CAPITAL PARTNERS, INC.


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



JOSHUA RUCH


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



HABIB KAIROUZ


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



MARK LESCHLY


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer


RHO MANAGEMENT TRUST II
By: RHO CAPITAL PARTNERS, INC.
    As Investment Advisor


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer


RHO INVESTMENT PARTNERS "H" L.P.
By: RHO MANAGEMENT PARTNERS, L.P.
    General Partner
By: ATLAS CAPITAL CORP.
    Its General Partner


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT PARTNERS, L.P.
By: ATLAS CAPITAL CORP.
    Its General Partner


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



ATLAS CAPITAL CORP.

By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer


RHO VENTURES IV, L.P.

By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer


RHO VENTURES IV (QP), L.P.

By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV GmbH & Co. BETEILIGUNGS KG

By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT TRUST I
By: RHO CAPITAL PARTNERS, INC.
    As Investment Advisor


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT VENTURES IV, LLC


By:  /s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



RHO CAPITAL PARTNERS VERWALTUNGS GmbH


By: /s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer